

August 2, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 001-8787

Dear Mr. Benmosche:

We have reviewed your July 28, 2010 response to our June 28, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to our comments by providing the requested disclosures in your June 30, 2010 Form 10-Q. Please provide us, for our review, draft disclosure that you intend to make before filing your Form 10-Q. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1. Financial Statements (unaudited)

Notes to Consolidated Financial Statements

14. Income Taxes, page 79

1. Please refer to prior comment five. Your proposed disclosure does not appear to adequately describe and quantify the factors that you considered in allocating the reduction in the valuation allowance between continuing and discontinued operations. Please revise to explain the sources of income that allowed for the release in the valuation allowance, amounting to a $216 million reduction to continuing operations and a $665 million reduction to discontinued operations. Also, revise to describe the events in the first quarter of 2010 that led to increases in expected gains from your planned divestitures and explain how these events led to these increases. In addition, revise to reconcile the

$151 million "tax benefit attributable to continuing operations" referred to in your response to the $91 million in the table on page 79.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General Insurance, page 90

2. We note your response to our previous comment six and in particular the last four sentences of the response. Please include a risk factor discussing the uncertainty regarding the ultimate amount of claims that may be incurred related to the BP oil leak. Please explain that due to the unsettled nature of the incident and its effects, additional insureds may be identified and disclose the types of claims that such additional insureds could ultimately file related to this incident, as discussed in your response. Also, to the extent that the company provides property, liability or other insurance coverage to BP, the type and extent of coverage should be discussed in the risk factor.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant